FORM 6-K

                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549


                         Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                           For the Month of October 2002


                                MIND C.T.I. LTD.


                  (Translation of Registrant's Name into English)


          Industrial Park, Building 7, P.O. Box 144, Yoqneam, Israel 20692


                     (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:


Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

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Attached to the Registrant's Form 6-K for the month of October 2002 and incorporated herein by reference is the Registrant's press release dated October 23, 2002.

  --------------------------------------------------------------------------

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIND C.T.I. LTD.
(Registrant)


By:  /s/ Monica Eisinger
     -----------------------------------
     Monica Eisinger
     President

Dated: October 23, 2002
  ---------------------------------------------------------------------------



MIND CTI Press Release

For Immediate Release

MIND CTI Reports Return to Profitability in Third Quarter

Conference Call Scheduled for Tuesday, October 22, 2002 at
9:00 a.m. ET  (15:00 Israel)

Yoqneam, Israel, October 22, 2002-MIND C.T.I. LTD. (NASDAQ: MNDO), a leading global provider of real-time mediation, rating, billing and customer care solutions for pre-paid and post-paid voice, data and content, today announced results for the third quarter ended
September 30, 2002.

Revenue for the third quarter of 2002 was $2.5 million compared with $2.2 million for the third quarter of 2001, an increase of 15%. Net profit for the quarter ended September 30, 2002 was $182 thousand or $0.01 per share, compared with a net loss of $823 thousand, or $0.04 loss per share in the third quarter of 2001. During the third quarter of 2002, MIND's cash position increased by $962 thousand and on September 30, 2002 MIND's cash position was $ 41.1 million.

Monica Eisinger, MIND's President and CEO, commented: "Like many of the companies in our market space, prior to the economic downturn of 2001 we were focused on growing in order to meet what we believed would be the expanding telecom markets of 2001 and beyond. While we did not anticipate the downturn, we believe that once it began we recognized its severity and length and gradually reduced costs in order to adjust to market conditions. We are pleased that we returned to profitability during the third quarter of 2002, with the help of financial income. We anticipate that in the current market environment we will maintain our current revenue levels and break-even from operations commencing with the first quarter of 2003."

Eisinger continued, "Improving our bottom line while ensuring that we maintain our service levels and technological edge is only one part of the story at MIND. The other part is our ongoing business accomplishments, such as the successful implementation at our previously announced major in, H3G Italy, and winning five new customers around the world this quarter. We remain focused on exploiting the business opportunities that arise during the current slow market while positioning the company to take advantage of the market recovery when it occurs."

During the third quarter of 2002, MIND had changes in its board of directors, following the share purchase agreement between Polar Communications Ltd. and ADC Telecommunications Israel Ltd. that resulted in Polar holding approximately 24.9% of MIND's outstanding shares. At a shareholders meeting held during the third quarter of 2002, Mr. Rimon Ben-Shaoul was appointed to serve as a director until the Company's annual general meeting of shareholders to be held in 2005. Mr. Ben-Shaoul serves as the President of Koonras Technologies Ltd., an investment company controlled by Polar Investments Ltd. In addition, Mr. Ben-Shaoul serves on the boards of directors of a number of publicly traded technology companies. Mr. Ilan Rosen, who served on the Company's board of directors since 1997, resigned during the third quarter of 2002 as a result of the agreement between Polar and ADC. MIND and Monica Eisinger personally express their profound gratitude and appreciation to Mr. Rosen for his invaluable assistance to the company.

CONFERENCE CALL

MIND will be hosting a conference call on Tuesday, October 22, 2002 at 9:00 a.m. ET. To participate in the conference call, local and international callers should call at least five minutes before the scheduled time and dial either 972-512-0694 (international callers) or 800-556-3831 (accessible from the US & Canada). The passcode number is 00373.

A replay of the call will be made available on MIND's website.

ABOUT MIND

MIND is a leading global provider of real-time mediation, rating, billing and customer care solutions for pre-paid and post-paid voice, data and content. Our customers include worldwide leading carriers servicing millions of subscribers, using our end-to-end solutions for the deployment of new services. MIND operates from offices in the United States, Europe, China and Israeli headquarters. For information about MIND and its products visit the company Web site: http://www.mindcti.com.





 Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance and actual future results may differ materially. They involve uncertainties, assumptions, and risks, including worsening of the global economy and the telecom market, and the risks discussed in the Company's filings with the United States Securities Exchange Commission.

For more information please contact:

Sharon Litmanovich
MIND CTI Ltd.
?4-993-6648
1-888-270-4056
investor@mindcti.com


(tables to follow)


















                                        MIND C.T.I. LTD.

                                    (An Israeli Corporation)

                                         INTERIM REPORT

                                          (Unaudited )

                                       AT SEPTEMBER 30, 2002




















                                        MIND C.T.I. LTD.

                                         INTERIM REPORT

                                          (Unaudited )

                                       AT SEPTEMBER 30, 2002











                                         TABLE OF CONTENTS


                                                                 Page

     CONSOLIDATED FINANCIAL STATEMENTS:

          Balance sheets                                          2-3

          Statements of operations                                 4

          Statements of changes in shareholders' equity            5




            The amounts are stated in U.S. dollars ($) in thousands.



                                    _____________
                                 ____________________
                                    _____________







                                    MIND C.T.I. LTD.
                               CONSOLIDATED BALANCE SHEETS


                                            September 30         December 31,
                                            ______________
                                             2002     2001          2001
                                            ______   ______       ________
                                              (Unaudited)         (Audited)
                                             ______________________________

                                                    U.S. $ in thousands
                                             _______________________________
                     A  s  s  e  t  s
CURRENT ASSETS
    Cash and cash equivalents            10,300     39,251           39,723
    Accounts receivable:
          Trade                           2,629      5,021            2,914
          Other                             754        818              948
     Inventories                             28         19               26
                                           ______    ______          _______
             T o t a l  current assets    13,711     45,109          43,611
                                           ______    ______          _______
INVESTMENTS:
    Long term bank deposits               30,824
    Investment in a company                              93
                                          ______     ______
                                          30,824         93
                                          ______     ______
PROPERTY AND EQUIPMENT:
    Cost                                   3,429     3,214              3,363
    Less-accumulated depreciation
       and amortization                    1,955      1,208             1,373
                                           ______     ______          _______
                                           1,474      2,006             1,990
OTHER ASSETS, net of accumulated
        amortization                         986      1,332             1,133
         T o t a l  assets                46,995     48,540            46,734
                                           ======     ======          =======



















                                            September 30        December 31,
                                            ______________
                                             2002     2001          2001
                                            ______   ______       ________
                                              (Unaudited)         (Audited)
                                             ______________________________

                                                    U.S. $ in thousands
                                             _______________________________
    Liabilities and shareholders' equity
CURRENT LIABILITIES
     accounts payable and accruals:
  Trade                                       473      522                485
  Other                                     2,252    1,478              1,486
                                           ______     ______          _______

   T o t a l  current liabilities           2,725    2,000              1,971
ACCRUED SEVERANCE PAY                         763      969                772
                                           ______     ______          _______
       T o t a l  liabilities               3,488    2,969              2,743
                                           ______     ______          _______
MINORITY INTEREST                                        89
                                                      ______
SHAREHOLDERS' EQUITY:
     Share capital                            52          51               52
     Additional paid-in capital           61,078      61,258           61,078
     Deferred stock compensation             (31)       (373)            (145)
     Accumulated deficit                 (17,592    (15,454)          (16,994)
                                           ______     ______          _______
        T o t a l  shareholders' equity   43,507      45,482           43,991
                                           ______     ______          _______
        To t a l  liabilities and
           shareholders' equity           46,995      48,540           46,734
                                           ======     ======          =======






















                                   MIND C.T.I. LTD.
                      CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS


                                     Nine months    Three months    Year ended
                                      ended             ended       December 31,
                                    September 30   September 30
                                   _____________   ____________    ____________
                                     2002     2001   2002     2001     2001
                                   _____________   ____________   ____________

                                     (Unaudited)     (Unaudited)     (Audited)
                                   _____________   ____________   ____________
                                   U.S. $ in thousands (except per share data)
                                  ____________________________________________
REVENUES                           $7,447  $8,056  $2,527  $2,204    $10,469
COST OF REVENUES                    1,873   1,535     589     458      2,242
                                    _____   _____   _____   _____     ______
GROSS PROFIT                        5,574   6,521   1,938   1,746      8,227
RESEARCH AND DEVELOPMENT
     EXPENSES - net                 2,903   3,306     949   1,005      4,423
SELLING, GENERAL AND
     ADMINISTRATIVE EXPENSES:
     Selling                        3,396   5,028   1,028   1,609      6,767
     General and administrative       994   2,528     353     305      3,099
                                    _____   _____   _____   _____     ______
OPERATING LOSS                     (1,719) (4,341)  (392)  (1,173)    (6,062)
FINANCIAL AND OTHER INCOME - net    1,121   1,491    574       350     1,590
                                    _____   _____   _____   _____     ______
INCOME (LOSS) BEFORE
     TAXES ON INCOME               (598)   (2,850)   182     (823)   (4,472)
TAXES ON INCOME                                                            7
                                    _____   _____   _____   _____     ______
INCOME (LOSS)
     BEFORE MINORITY INTEREST        (598) (2,850)   182    (823)    (4,479)
MINORITY INTEREST IN LOSSES OF A
     SUBSIDIARY                                                           89
                                    _____   _____   _____   _____     ______
NET INCOME (LOSS)                  $(598) $(2,850)  $182    $(823)   $(4,390)
                                    =====   =====  ======  ======    =======
EARNINGS (LOSS) PER ORDINARY
     SHARE - basic and diluted     (0.03) $(0.14) $ 0.01  $(0.04)   $(0.21)
                                    =====   =====  ======  ======    =======
WEIGHTED AVERAGE NUMBER OF
     ORDINARY SHARES USED IN
     COMPUTATION OF EARNINGS (LOSS)
     PER ORDINARY SHARE - IN
     THOUSANDS:
     Basic                         20,666  20,604  20,666  20,604    20,654
                                    =====   =====  ======  ======    =======
     Diluted                       20,666  20,604  20,730  20,604    20,654
                                    =====   =====  ======  ======    =======




                                  MIND C.T.I. LTD.
         CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                          Retained
                               Additional    Deferred     earnings
                        Share   paid-in       Stock      (accumulated
                       capital  Capital     Compensation     deficit)     Total
                      _________ _________  _____________ ______________  _______
                                       U.S. $ in thousands
                      __________________________________________________________
BALANCE AT
 JANUARY 1,
  2002 (audited)         52     61,078         (145)      (16,994)      43,991
CHANGES DURING
  THE NINE MONTHS
  ENDED SEPTEMBER 30,
  2002 (unaudited):
     Net loss                                                (598)       (598)
     Employee stock
     options exercised
     and paid            *           7                                       7
     Write-off of
     deferred compensation
     related to employee
     stock option grants
     as a result of
     forfeiting of options          (7)           7                        -,-
     Amortization of
     deferred compensation
     related to employee
     stock option granted                       107                       107
BALANCE AT
 SEPTEMBER 30,
  2002 (unaudited)       52     61,078         (31)      (17,592)       43,507
                      ========= =========  ============  ==========  =========
BALANCE AT JANUARY 1,
 2001 (audited)          51     61,233        (453)      (12,604)       48,227
CHANGES DURING THE NINE
 MONTHS ENDED
 SEPTEMBER 30,
 2001 (unaudited):
     Net loss                                             (2,850)      (2,850)
     Employee stock
     options exercised
     and paid            *          25                                      25
     Amortization of
     deferred compensation
     related to employee
     stock option granted                        80                        80
                      _______  _______  ____________  __________       _______
BALANCE AT SEPTEMBER 30,
 2001 (unaudited)        51     61,258        (373)     (15,454)       45,482
                      ========= =========  ============  ============  =========
BALANCE AT JULY 1,
 2002 (audited)          52     61,080         (64)     (17,774)       43,294
CHANGES DURING THE
 THREE MONTHS ENDED
 SEPTEMBER 30,
 2002 (unaudited):
     Net income                                             182          182
Write-off of
     deferred compensation
     related to employee
     stock option grants
     as a result of
     forfeiting of options          (2)           2                        -,-
     Amortization of
     deferred compensation
     related to employee
     stock option granted                        31                        31
                      _________ _________  ____________  ______________  _______
BALANCE AT SEPTEMBER 30,
 2002 (unaudited)        52     61,078          (31)      (17,592)      43,507
                      ========= =========  ============  ============  =========
BALANCE AT JULY 1,
 2001 (unaudited)        51     61,233         (410)      (14,631       46,243
CHANGES DURING THE
 THREE MONTHS ENDED
 SEPTEMBER 0, 2001 (unaudited):
     Net loss                                                (823)         (823)
     Employee stock
     options exercised
     and paid            *          25                                       25
     Amortization of
     deferred compensation
     related to employee
     stock option granted                        37                         37
                      _________ _________  ____________  ______________  _______
BALANCE AT SEPTEMBER 30,
 2001 (unaudited)        51     61,258          (373)      (15,454)       45,482
                      ========= =========  ============  ============  =========


                                    _____________
                                 ____________________
                                    _____________


* Represents an amount less than $1,000